ISSUER FREE WRITING PROSPECTUS 565FF
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated December 17, 2008



Performance

Performance Tracking Securities Linked to the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return

Access to Markets and Trading Strategies

Deutsche Bank AG, London Branch

$• Securities Linked to the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return due on or about January 22, 2010

Investment Description

The Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return (the "**Index**") tracks an underlying index that employs a strategy that is long commodity futures contracts that are rolled based on maximizing implied roll yield and is short commodity futures contracts on the same commodities that are rolled based on the nearest futures contract. The Index targets a volatility of 10% with a maximum notional participation of 500% in the underlying index. The Index is intended to represent a volatility-targeted commodity neutral outperformance strategy, net of an embedded fee.

The Performance Tracking Securities Linked to the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return (the "**Securities**") provide full exposure to the performance of the Index plus the return of three-month Treasury Bill rates, less an Adjustment Factor of 1.65% *per annum*. **Any payment on the Securities is subject to the creditworthiness of the Issuer.**

Features

- **Exposure to a Commodity Neutral Outperformance Strategy**—The Securities are exposed to a commodity neutral outperformance strategy that is long commodity futures contracts that are rolled based on maximizing implied roll yield and is short commodity futures contracts on the same commodities that are rolled based on the nearest futures contract.
- **Potential for Enhanced Leverage**—The Index tracks an underlying commodity neutral outperformance strategy but uses a dynamic allocation strategy to attempt to maintain a fixed target volatility level of 10%. The Index therefore offers potential leveraged exposure to both increases and decreases in the results of the underlying commodity neutral outperformance strategy reflected in the Deutsche Bank Commodity Harvest Index™ After Cost Excess Return (the "**Base Index**").

Key Dates[1]

Trade Date	December 22, 2008
Settlement Date	December 30, 2008
Final Valuation Date[2]	January 22, 2010
Maturity Date[2]	January 27, 2010
CUSIP	25154K 478
ISIN	US25154K4783

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Market Disruption Events" in this free writing prospectus.

Security Offering

We are offering Performance Tracking Securities Linked to the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return. Any return at maturity will be determined by the performance of the Index, combined with the return of three-month Treasury Bill rates and subject to the Adjustment Factor. The Securities are our senior unsecured obligations and are offered in $10.00 denominations at a minimum investment of $1,000.00.

See "Additional Terms Specific to the Securities" in this free writing prospectus. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement FF dated August 27, 2007, addendum to product supplement FF dated December 13, 2007, underlying supplement 16 dated December 16, 2008 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement FF for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement FF dated August 27, 2007, addendum to product supplement FF dated December 13, 2007 and underlying supplement 16 dated December 16, 2008 with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, addendum to the product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement FF, addendum to product supplement FF and underlying supplement 16. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.00	$10.00
Total			

(1) We expect to pay a portion of the Adjustment Factor as a commission of up to $0.10 per $10.00 Security on an annual basis to brokerage firms, which may include UBS Financial Services Inc., Deutsche Bank Securities Inc. and their respective affiliates, whose clients purchased Securities in this offering and who continue to hold their Securities. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this free writing prospectus.

UBS Financial Services Inc. **Deutsche Bank Securities**

Additional Information about Deutsche Bank and the Securities

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement FF dated August 27, 2007, addendum to product supplement FF dated December 13, 2007 and underlying supplement 16 dated December 16, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement 16 dated December 16, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508254080/d424b21.pdf

- Product supplement FF dated August 27, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507189905/d424b21.pdf

- Addendum to Product Supplement FF dated December 13, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "Securities" refers to the Performance Tracking Securities Linked to the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

- You seek exposure to the volatility-targeted commodity neutral outperformance investment strategy of the Index, as more fully described in underlying supplement 16;

- You are willing to be exposed on a leveraged basis to both any positive and any negative performance of the underlying commodity neutral outperformance strategy;

- You believe that the Index Return, when combined with a return based on three-month Treasury Bill rates, will be sufficient to offset the effect of the Adjustment Factor;

- You are willing to accept the risk that you may lose some or all of your investment;

- You do not seek current income from your investment;

- You are willing and able to hold the Securities to maturity and are aware that there is no active secondary market; and

- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may *not* be suitable for you if:

- You do not seek exposure to the volatility-targeted commodity neutral outperformance investment strategy of the Index, as more fully described in underlying supplement 16;

- You are not willing to be exposed on a leveraged basis to both any positive and any negative performance of the underlying commodity neutral outperformance strategy;

- You believe that the Index Return will not be sufficient to offset the effect of the Adjustment Factor;

- You are not willing to accept the risk that you may lose some or all of your initial investment;

- You seek current income from your investment;

- You are unable or unwilling to hold the Securities to maturity;

- You seek an investment for which there will be an active secondary market; or

- You are unable or unwilling to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Indicative Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security
Underlying Index	Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return (the "**Index**") (Bloomberg ticker DBCMHVEA<Index>)
Term	13 months
Security Face Amount	$10.00 per Security
Payment at Maturity (per $10.00 Security)	At maturity, investors will receive a payment equal to: Security Face Amount x (1 + Index Return + T-Bill Index Return – Adjustment Factor) **Investors will lose some or all of their initial investment if the level of the Index, when combined with the T-Bill Index Return, declines during the term of the Securities or does not increase sufficiently to offset the effect of the Adjustment Factor.** It is possible to lose up to your entire investment.
Index Return	$$\frac{\text{Final Index Level - Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level	The closing level of the Index on the Trade Date.
Final Index Level	The closing level of the Index or any successor index on the Final Valuation Date.
T-Bill Index Return	$$\frac{\text{Final T-Bill Index Level - Initial T-Bill Index Level}}{\text{Initial T-Bill Index Level}}$$
Initial T-Bill Index Level	The closing level of the T-Bill Index on the Trade Date.
Final T-Bill Index Level	The closing level of the T-Bill Index or any successor index on the Final Valuation Date.
T-Bill Index	Deutsche Bank 3-Month T-Bill Index (Bloomberg ticker DBTRBL3M<Index>)
Adjustment Factor	1.65% per annum accruing on a daily basis based on the initial investment amount and equal to (0.0165 x Days/365) where "**Days**" equals the number of days beginning on the day after the Trade Date and ending on and including the Final Valuation Date. The Adjustment Factor will be deducted regardless of whether the Index Return is positive or negative.

Payment at Maturity



Determine the Index Return → The percentage change in the Index

Determine the T-Bill Index Return → The percentage change in the T-Bill Index

Determine the Payment at Maturity (per $10 Security) → Payment at Maturity=

$10 x (1 + Index Return + T-Bill Index Return – Adjustment Factor)

What are the tax consequences of the Securities?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum. Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange. Gain or loss recognized at maturity or upon a sale or exchange of the Securities prior to maturity should be treated as capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely. For example, you may be required to recognize ordinary income and/or short-term capital gain during the term of the Securities, even though you will not receive any corresponding cash payments in respect of the Securities. In addition, you may be required to treat all or a portion of the gain or loss on the sale or settlement of the Securities as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held the Securities. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graphs show the historical performance of the Index and T-Bill Index from January 1, 1998 through December 15, 2008. The Index has existed only since December 17, 2007. The historical data below from December 17, 2007 through December 15, 2008 represent the actual performance of the Index. The historical data prior to December 17, 2007 reflect a retrospective calculation of the levels of the Index using archived data and the current methodology for the calculation of the Index, as described in the accompanying underlying supplement 16. On December 15, 2008, the closing level of the Index was 653.64, and the notional participation of the Index in the underlying Deutsche Bank Commodity Harvest Index™ After Cost Excess Return was 269.51%. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at any time prior to December 17, 2007. On December 15, 2008, the closing level of the T-Bill Index was 236.13.

Closing Prices of the Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return


700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
Index Closing Level
Q1 1998
Q3 1998
Q1 1999
Q3 1999
Q1 2000
Q3 2000
Q1 2001
Q3 2001
Q1 2002
Q3 2002
Q1 2003
Q3 2003
Q1 2004
Q3 2004
Q1 2005
Q3 2005
Q1 2006
Q3 2006
Q1 2007
Q3 2007
Q1 2008
Q3 2008
Quarter

The Index did not exist during the period of retrospective calculation; past performance is not indicative of future results.

Closing Prices of the Deutsche Bank 3-Month T-Bill Index


250.00
200.00
150.00
100.00
50.00
0.00
Index Closing Level
Q1 1998
Q3 1998
Q1 1999
Q3 1999
Q1 2000
Q3 2000
Q1 2001
Q3 2001
Q1 2002
Q3 2002
Q1 2003
Q3 2003
Q1 2004
Q3 2004
Q1 2005
Q3 2005
Q1 2006
Q3 2006
Q1 2007
Q3 2007
Q1 2008
Q3 2008
Quarter

Past performance is not indicative of future results.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples are provided for illustrative purposes only and are not a prediction of the Payment at Maturity you will receive for your Securities.

The following scenario analysis and examples assume a T-Bill Index Return of 1.00%, an Initial Index Level of 655.00, and a range of Index Returns. The actual Initial Index Level will be set on the Trade Date. Calculations of the Payment at Maturity are per $10.00 Security. The figures in these examples have been rounded for ease of analysis, and all results depicted below are entirely hypothetical.

Hypothetical Final Index Level	Index Return (%)	Adjustment Factor (%)	Payment at Maturity ($)	Return at Maturity (%)
1,310.00	100.00%	1.79%	$19.92	99.21%
1,179.00	80.00%	1.79%	$17.92	79.21%
1,048.00	60.00%	1.79%	$15.92	59.21%
917.00	40.00%	1.79%	$13.92	39.21%
786.00	20.00%	1.79%	$11.92	19.21%
660.17	0.79%	1.79%	$10.00	0.00%
658.28	0.50%	1.79%	$ 9.97	-0.29%
655.00	0.00%	1.79%	$ 9.92	-0.79%
589.50	-10.00%	1.79%	$ 8.92	-10.79%
524.00	-20.00%	1.79%	$ 6.92	-20.79%
393.00	-40.00%	1.79%	$ 5.92	-40.79%
262.00	-60.00%	1.79%	$ 3.92	-60.79%
131.00	-80.00%	1.79%	$ 1.92	-80.79%
0.00	-100.00%	1.79%	$ 0.00	-100.00%

The examples below show how the Securities would perform in hypothetical circumstances. At maturity, investors receive a payment equal to the Security Face Amount multiplied by the difference between (1) the sum of (a) 1, (b) the Index Return, and (c) the T-Bill Index Return, and (2) the Adjustment Factor. Such payment will be calculated on the Final Valuation Date. The figures in these examples have been rounded for ease of analysis, and all results depicted below are entirely hypothetical.

Since the Adjustment Factor reduces the Payment at Maturity, the value of the Index, when combined with the T-Bill Index Return, must increase by an amount sufficient to offset the Adjustment Factor in order for you to receive at least your initial investment in the Securities at maturity. If the value of the Index decreases or does not increase by an amount sufficient to offset the Adjustment Factor, you will receive less than your initial investment in the Securities at maturity.

Example 1: The level of the Index increases by 20.00% from an Initial Index Level of 655.00 to a Final Index Level of 786.00. Because the Final Index Level of 786.00 is greater than the Initial Index Level of 655.00, the Index Return is positive and is calculated as follows:

Index Return = (786.00 – 655.00)/655.00 = 20.00%

Because the Index Return is equal to 20.00%, and assuming a period of 397 calendar days beginning on the day after the Trade Date and ending on and including the Final Valuation Date, the Payment at Maturity is equal to $11.92 per $10.00 Security, calculated as follows:

Payment at Maturity per $10.00 Security = $10.00 x (1 + 20.00% + 1.00% – (1.65% x 397 / 365)) = $11.92

Because the Index Return, when combined with the T-Bill Index Return, is greater than the Adjustment Factor, the return on the Securities is positive.

Example 2: The level of the Index increases by 0.79% from an Initial Index Level of 655.00 to a Final Index Level of 660.17. Because the Final Index Level of 660.17 is greater than the Initial Index Level of 655.00, the Index Return is positive and is calculated as follows:

Index Return = (660.17 – 655.00)/655.00 = 0.79%

Because the Index Return is equal to 0.79%, and assuming a period of 397 calendar days beginning on the day after the Trade Date and ending on and including the Final Valuation Date, the Payment at Maturity is equal to $10.00 per $10.00 Security, calculated as follows:

Payment at Maturity per $10.00 Security = $10.00 x (1 + 0.79% + 1.00% – (1.65% x 397 / 365)) = $10.00

Although the Index Return is positive, because the Index Return, when combined with the T-Bill Index Return, is equal to the Adjustment Factor, the return on the Securities is zero.

Example 3: The level of the Index increases by 0.50% from an Initial Index Level of 655.00 to a Final Index Level of 658.28. Because the Final Index Level of 658.28 is greater than the Initial Index Level of 655.00, the Index Return is positive and is calculated as follows:

Index Return = (658.28 – 655.00)/655.00 = 0.50%

Because the Index Return is equal to 0.50%, and assuming a period of 397 calendar days beginning on the day after the Trade Date and ending on and including the Final Valuation Date, the Payment at Maturity is equal to $9.97 per $10.00 Security, calculated as follows:

Payment at Maturity per $10.00 Security = $10.00 x (1 + 0.50% + 1.00% – (1.65% x 397 / 365)) = $9.97

Although the Index Return is positive, because the Index Return, when combined with the T-Bill Index Return, does not fully offset the Adjustment Factor, the return on the Securities is negative.

Example 4: The Final Index Level is equal to the Initial Index Level of 655.00. Because the Final Index Level of 655.00 is equal to the Initial Index Level of 655.00, the Index Return is zero.

Because the Index Return is zero, and assuming a period of 397 calendar days beginning on the day after the Trade Date and ending on and including the Final Valuation Date, the Payment at Maturity is equal to $9.92 per $10.00 Security, calculated as follows:

Payment at Maturity per $10.00 Security = $10.00 x (1 + 0.00% + 1.00% – (1.65% x 397 / 365)) = $9.92

Because the Index Return, when combined with the T-Bill Index Return, does not fully offset the Adjustment Factor, the return on the Securities is negative.

Example 5: The level of the Index decreases by 10% from an Initial Index Level of 655.00 to a Final Index Level of 589.50. Because the Final Index Level of 589.50 is less than the Initial Index Level of 655.00, the Index Return is negative and is calculated as follows:

Index Return = (589.50 – 655.00)/655.00 = -10.00%

Because the Index Return is equal to -10.00%, and assuming a period of 397 calendar days beginning on the day after the Trade Date and ending on and including the Final Valuation Date, the Payment at Maturity is equal to $8.92 per $10.00 Security, calculated as follows:

Payment at Maturity per $10.00 Security = $10.00 x (1 – 10.00% + 1.00% – (1.65% x 397 / 365)) = $8.92

The Index and the T-Bill Index

The Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return

The Deutsche Bank Commodity Harvest – 10 Index™ USD Excess Return (the "**Index**") tracks an underlying commodity neutral outperformance strategy that is long commodity futures contracts that are rolled based on maximizing implied roll yield and is short commodity futures contracts in the same proportion that are rolled based on the nearest futures contract. This is accomplished by taking positions in the Deutsche Bank Commodity Harvest Index™ After Cost Excess Return (the "**Base Index**"). The Index also attempts to target a volatility of 10% for the Index by increasing or decreasing exposure to the Base Index based on its 3-month realized volatility. The maximum notional participation of the Index in the Base Index is 500%, even if the realized 3-month volatility is less than 2%.

For more information on the Index, including information concerning its composition, calculation methodology, adjustment policy and embedded fee, please see the section entitled "The Deutsche Bank Commodity Harvest Indices—The Deutsche Bank Commodity Harvest Target Volatility Indices" in the accompanying underlying supplement 16 dated December 16, 2008.

The Deutsche Bank Commodity Harvest Index™ After Cost Excess Return

The Deutsche Bank Commodity Harvest Index™ After Cost Excess Return is intended to reflect the effect of the underlying commodity neutral outperformance strategy described above.

The Base Index intends to exploit the returns that potentially can be generated through the non-linear shape of commodities futures contracts curves. It does so in a market-neutral fashion, entering into long positions in futures contracts that maximize the implied roll yield and simultaneously entering into offsetting short positions in the nearest dated futures contracts. Investments are made across different underlyings in the commodities markets including energy, industrial metals, precious metals, agriculture, and livestock futures contracts. The Base Index deducts an annualized fee of 0.60%.

For more information on the Base Index, including information concerning its composition, calculation methodology, adjustment policy and embedded fee, please see the section entitled "The Deutsche Bank Commodity Harvest Indices—Overview of the Commodity Harvest Indices" in the accompanying underlying supplement 16 dated December 16, 2008.

The Deutsche Bank 3-Month T-Bill Index

The Deutsche Bank 3-Month T-Bill index (the "**T-Bill Index**") is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

A "**T-Bill Index Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

On any T-Bill Index Business Day, the closing level of the T-Bill index is equal to the T-Bill Index closing level on the T-Bill Index Business Day immediately preceding such T-Bill Index Business Day multiplied by the product of (i) the sum of (a) one and (b) the T-bill accrual factor for such T-Bill Index Business Day and (ii) the sum of (a) one and (b) the T-bill accrual factor for such T-Bill Index Business Day raised to the power of the number of days that are not T-Bill Index Business Days during the period from (but excluding) the T-Bill Index Business Day immediately preceding such T-Bill Index Business Day to (but excluding) such T-Bill Index Business Day. Expressed as a formula, the closing level of the T-Bill Index is equal to:

$$TBR_{d-1} * (1+TBAF_d)^n$$

Where:

♦ "**d**" is the relevant T-Bill Index Business Day;

♦ "**d-1**" is the T-Bill Index Business Day immediately preceding the relevant T-Bill Index Business Day;

♦ "**TBAF$_d$**" is the T-bill accrual factor for the relevant T-Bill Index Business Day; and

♦ "**n**" is the number of calendar days from (and including) the prior T-Bill Index Business Day to (but excluding) the current T-Bill Index Business Day.

For the purposes of this paragraph, "**T-bill accrual factor**" means, in respect of a T-Bill Index Business Day, an amount calculated by the index sponsor in accordance with the following formula:

$$(1 - 91/360 \times TBR)^{(-1/91)} - 1$$

Where "**TBR**" means the closing three-month Treasury Bill rate appearing on Reuters Page US3MT = RR (or such page or service as may replace Reuters Page US3MT = RR for the purposes of displaying three-month Treasury Bill rates) in respect of a T-Bill Index Business Day (the "**T-bill determination date**"), or if such rate is not published in respect of the T-bill determination date, the closing three-month Treasury Bill rate last published prior to the T-bill determination date.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement FF. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss**—The Securities are fully exposed to any decline in the level of the Index, as measured by the Index Return. You will lose some or all of your initial investment if the Index Return, when combined with the T-Bill Index Return, is either negative or not sufficiently positive to offset the Adjustment Factor.

♦ **Market Risks**—The return on the Securities, which may be positive or negative, is linked primarily to the performance of the Index, which is based on the leveraged performance of the Base Index. Your return, therefore, will depend primarily on whether, and the extent to which, the level of the Base Index increases during the term of the Securities.

♦ **The Allocation Feature of the Index May Magnify Your Exposure to Decreases in the Base Index**—The Index provides leveraged exposure to both increases *and decreases* in the Base Index. The level of participation in the Base Index at any given time will depend on the volatility experienced by the Base Index over a previous three-month period, and may be up to 500%. For this reason, your exposure to any decrease in the level of the Base Index may be up to five times the exposure of a direct investment in the Base Index.

♦ **The Leverage Feature of the Index May Magnify the Effect of the Embedded Fee Contained in the Base Index**—As described in more detail in underlying supplement 16, the Base Index contains an embedded fee of 0.60% *per annum*, which applies regardless of the performance of the Base Index. Because the level of participation of the Index in the Base Index may be greater than 100%, the effect of the embedded fee of the Base Index may be magnified in the Index. The maximum participation level of the Index in the Base Index for any given period is 500%. Therefore, the Index may be subject to an embedded fee of up to 3.00% *per annum* for a given period. This fee is in addition to, and irrespective of, the Adjustment Factor feature of the Securities.

♦ **Limited History of the Index**—Publication of the Index began on December 17, 2007. Therefore the Index has very limited performance history, and no actual investment that allowed a tracking of the performance of the Index was possible before such date.

♦ **Strategy Risk of the Index**—The Index attempts to achieve a realized volatility of 10% in the Base Index. Adjustments are made to the level of participation of the Index in the Base Index based on the historical realized volatility of the Base Index. The realized volatility of the Base Index may differ – perhaps significantly – from its historical realized volatility. It is also possible that the Index will achieve realized volatility that differs – possibly significantly – from the target volatility of 10%.

♦ **Strategy Risk of the Base Index**—The Base Index reflects a strategy that takes a long position in the Deutsche Bank Commodity Booster Index-S&P GSCI™ Light Energy (the "**Booster Index**") and a short position in the S&P GSCI™ Light Energy Index (the "**Benchmark Index**"). The Booster Index employs a rule-based approach when it replaces constituent futures contracts approaching expiration with futures contracts having a later expiration (a process referred to as "rolling"). Rather than select new futures contracts for certain constituent commodities based on a predefined schedule (*e.g.*, monthly), as does the Benchmark Index, the Booster Index rolls to those futures (from the list of tradable futures which expire in the next thirteen months), that seek to generate the maximum implied roll yield. The Booster Index aims to maximize the potential roll benefits in backwardated markets (where future prices are less than spot prices) and minimize potential roll losses in contango markets (where future prices are greater than spot prices). This strategy may not be successful. The level of the Base Index will be adversely affected if the Booster Index does not outperform the Benchmark Index.

♦ **The Return on Your Investment Could Be Significantly Less Than the Performance of Certain Components of the Base Index**—The return on your investment in the Securities could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the futures contracts reflected in the Base Index, or the commodities underlying such futures contracts, have generated significant returns. The levels of such futures contracts and such commodities may move in different directions at different times compared to each other, and underperformance by one or more of the futures contracts included in the Base Index may reduce the performance of the Base Index as a whole, and thereby affect the performance of the Index.

♦ **The Correlation among the Constituents of the Base Index May Change Unpredictably**—Correlation is the extent to which the values of the constituents of the Base Index increase or decrease to the same degree at the same time. If the correlation among the constituents of the Base Index changes, the value of the Securities may be adversely affected.

♦ **Market Disruption Events May Require an Adjustment to the Calculation of the Index or Base Index**—At any time during the term of the Securities, the daily calculation of the Index or Base Index may be adjusted in the event that Deutsche Bank (the "**Index Sponsor**") determines that any of the following market disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Base Index on that day; the settlement price of any futures contract used in the calculation of the Base Index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Base Index; or, with respect to any futures contract used in the calculation of the Base Index that trades on the London Metal Exchange (the "**LME**"), a business day on which the LME is not open for trading. Any such market disruption events may have an adverse impact on the value of the Index or the Base Index or the manner in which either index is calculated. See "Market Disruption Events" in this free writing prospectus.

♦ **Standard & Poor's May Replace a Designated Contract If the Existing Futures Contract Is Terminated or Replaced**—A futures contract known as a "**Designated Contract**" has been selected as the reference contract for each underlying physical commodity reflected in the Benchmark Index. See "Deutsche Bank Commodity Harvest Indices—The Benchmark Indices—The S&P GSCI™ Index" in underlying supplement 16. Data concerning this Designated Contract will be used to calculate the level of the Base Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract would be selected by Standard & Poor's ("**S&P**"), if available, to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the level of the Base Index, and thereby affect the value of the Securities.

♦ **Certain Changes Relating to the Base Index May Affect the Market Value of the Securities and the Amount You Will Receive at Maturity**—The policies of S&P concerning the methodology and calculation of the constituent indices of the Base Index, additions, deletions or substitutions of the component instruments of the Base Index, or exchange-traded futures contracts on the component instruments of the Base Index could affect the Base Index and the Index, and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The amount payable on the Securities and their market value could also be affected if S&P, in its sole discretion, changes these policies, for example, by changing the methodology for compiling and calculating the constituent indices of the Base Index, or if S&P discontinues, or suspends, calculation or publication of the constituent indices of the Base Index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur, or if the Final Index Level is not available because of a market disruption event or for any other reason, Deutsche Bank AG, London Branch (the "**Calculation Agent**") will make a good faith estimate, in its sole discretion, of the Index level that would have prevailed in the absence of the market disruption event.

♦ **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Securities**—The original issue price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. The Securities are also subject to the Adjustment Factor on the Final Valuation Date. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you in secondary market transactions prior to maturity will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. In addition, the effect of the Adjustment Factor will reduce any payment on the Securities.

♦ **No Coupon Payments on the Securities**—You will not receive any coupon payments on the Securities.

♦ **Lack of Liquidity**—The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to sell your Securities prior to the Maturity Date is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities**—In addition to the levels of the Index and the Base Index, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index and the Base Index; the time to maturity of the Securities; the market prices of the component instruments underlying the Base Index; interest and yield rates in the market generally and in the markets of the component instruments underlying the Base Index; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **Commodity Markets May Be Highly Volatile**—Commodity markets may be highly volatile and prices of commodities and commodity futures contracts can fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. In addition, certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers. Political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities. Any of these factors could have an adverse effect on the performances of the Base Index and the Index.

♦ **If the Liquidity of the Underlying Commodities is Limited, the Value of the Securities Would Likely Be Impaired**—Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant Final Valuation Date would likely have an adverse effect on the levels of the Base Index and the Index and, therefore, on the return on your Securities. Limited liquidity relating to the underlying commodities may also result in the publisher of the Index being unable to determine the level of the Index using its normal means. The resulting discretion by the publisher of the Index in determining the Final Index Level could adversely affect the value of the Securities.

- **We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities**—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

- **Trading by Deutsche Bank AG and UBS AG or their Affiliates in the Commodities Markets May Impair the Value of the Securities**—Deutsche Bank AG and UBS AG or their affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for their customers, and therefore, at any given time, they may be a party to one or more commodities transactions. In addition, Deutsche Bank AG and UBS AG or one or more of their affiliates may hedge commodity exposure from the Securities by entering into various transactions. Deutsche Bank AG and UBS AG or their affiliates may adjust these hedges at any time and from time to time. Such trading and hedging activities may have a material adverse effect on the commodities prices or the shape of commodity forward curves and consequently have a negative impact on the performance of the Index. It is possible that Deutsche Bank AG and UBS AG or their affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Securities declines.

- **Potential Conflicts**—We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as sponsor of the Booster Index and calculation agent with respect to the Securities and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **Credit of the Issuer**—The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the amount owed to you under the terms of the Securities.

- **Uncertain Tax Treatment**—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum, and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Market Disruption Events

For purposes of this offering only, this section on "Market Disruption Events" replaces "General Terms of the Securities—Market Disruption Events" in Product Supplement FF.

If a Market Disruption Event or a Force Majeure Event (each as defined below) relating to one or more of the exchange-traded commodity futures contracts included in the Base Index (each such contract, an "**Index Contract**") is in effect on the Trade Date or the Final Valuation Date, the Calculation Agent for the Securities will calculate the closing level for the Base Index and the Index for the Trade Date or the Final Valuation Date, as applicable, using:

- for each Index Contract, the weighting within the Base Index assigned to such Index Contract on the Trade Date or Final Valuation Date, as applicable;

- for each Index Contract that did not suffer a Market Disruption Event on the Trade Date or Final Valuation Date, as applicable, the closing price for such Index Contract on the Trade Date or Final Valuation Date, as applicable; and

- for each Index Contract that did suffer a Market Disruption Event on the Trade Date or Final Valuation Date, as applicable, the closing price for the Index Contract on the immediately succeeding Exchange Trading Day for such Index Contract on which no Market Disruption Event occurs or is continuing with respect to such Index Contract; provided, that if a Market Disruption Event or a Force Majeure Event has occurred or is continuing with respect to an Index Contract on the Trade Date and the immediately succeeding Exchange Trading Day, then the Calculation Agent will determine the closing price for the affected Index Contract on such immediately succeeding Exchange Trading Day in good faith and in a commercially reasonable manner. If a Market Disruption Event or Force Majeure Event has occurred or is continuing with respect to any Index Contract on the Final Valuation Date and is continuing for the immediately succeeding ten Exchange Trading Days, then the Calculation Agent will determine the closing price for the affected Index Contract on such tenth Exchange Trading Day in good faith and in a commercially reasonable manner.

The Calculation Agent will then calculate the level of the Base Index and the Final Index Level using the actual level of any unaffected Index Contract and the level of any affected Index Contract as determined by the Calculation Agent, and the methodology last in effect for calculating the level of the Base Index and the Index.

If a Market Disruption Event or Force Majeure Event exists on the Final Valuation Date, the Maturity Date will be postponed to the third Index Business Day following the last day on which the closing price for any Index Contract used in determining the Final Index Level is ascertained. If the Maturity Date is not an Index Business Day, it will be postponed to the first Index Business Day following the scheduled Maturity Date, subject to postponement in the event of a Market Disruption Event or Force Majeure Event on the Final Valuation Date as described above.

A "**Force Majeure Event**" means an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Calculation Agent and that the Calculation Agent determines, in its discretion, affects the Index Contracts.

A "**Market Disruption Event**" means:

♦ the termination or suspension of, or material limitation or disruption in the trading of any Index Contract; or

♦ the settlement price of any Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price; or

♦ the failure of the publisher of the Base Index or the Index to calculate and publish the U.S. dollar level for the Base Index or Index, as applicable; or

♦ the settlement price is not published for any individual Index Contract;

in each case as determined by the Calculation Agent in good faith; and

♦ a determination by the Calculation Agent in good faith that any event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Securities.

A limitation on the hours or number of days of trading will not constitute a Market Disruption Event if the limitation results from an announced change in the regular business hours of the Relevant Exchange.

"**Relevant Exchange**" means, with respect to each Index Contract, any organized exchange or market of trading for the Index Contract.

"**Exchange Trading Day**" means, for each Index Contract, a day, as determined by the Calculation Agent, on which its Relevant Exchange is open for trading during their regular trading sessions, notwithstanding the Relevant Exchange closing prior to its scheduled closing time.

"**Index Business Day**" means a day (other than a Saturday or Sunday): (a) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City; and (b) on which the exchange for each underlying commodities futures contract is open.

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the Securities. However, we expect to pay a portion of the Adjustment Factor as a commission of up to $0.10 per $10.00 Security on an annual basis to brokerage firms, which may include UBS Financial Services Inc., Deutsche Bank Securities Inc. and their respective affiliates, whose clients purchased Securities in this offering and who continue to hold their Securities. See "Underwriting" in accompanying product supplement FF. After the Trade Date but prior to the Settlement Date, we may accept additional orders for the Securities and increase the aggregate principal amount.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.